INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYSIS

April 12, 2011

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the nine months ended February 28, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of April 12, 2011 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended May 31, 2010, 2009 and 2008. Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at Livengood;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario at Livengood;

  the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration program at Livengood;

  the Company’s estimates of the quality and quantity of the resources at Livengood;

  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the use of the proceeds from the financing which closed November 10, 2010; and

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the Financing will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As a foreign private issuer preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide

7. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or pre-feasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent Annual Information Form, management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood project.

Current Business Activities

General

During the quarter ended February 28, 2011, and to the date of this MD&A, the Company advanced its Livengood Gold Project in Alaska with the continuation of activities in support of the Pre-feasibility Study (“PFS”). This included ongoing drill programs, the advancement of engineering and environmental studies, and the build-up of its team in Fairbanks, Alaska.

Highlights of activities during the quarter include:

  The commencement of a Winter 2011 Livengood drill program at the beginning of February 2011 with a total of seven drill rigs. The drill program is designed to: (1) expand the deposit in the Southwest (SW) area of the Money Knob deposit; (2) determine the continuity, size and geometry of the new deep higher grade zone, (3) continue infill drilling between the Core and Sunshine zones; (4) develop open-pit geotechnical and hydro-geologic data; and (5) develop geotechnical data in areas identified as potential infrastructure sites.

  Further evidence for a potential new, deeper (>300 metres in depth) mineralized area in the SW portion of the Core Zone was indicated by hole MK-RC-0470 which intersected 13.7 metres of 5.45 g/t gold at a depth of 395 metres. Other holes drilled beneath 300 metres that have also intersected higher grade mineralization include hole MK-RC-0458 which intersected 112.8 metres at 2.6 g/t gold; hole MK-RC-0452 which intersected 189.0 metres at 1.0 g/t gold; and hole MK-RC-36 which intersected 83 metres at 1.1 g/t gold. The new deeper zone displays a unique geochemical association with antimony, arsenic and gold, which is different from that of the main deposit. Higher grade mineralization was also encountered within the existing Money Knob deposit (e.g. infill hole MK-RC-0467 intersected 71.6 metres of 2.47 g/t gold, including 1.2 metres of 9.11 g/t gold).

  A single wildcat condemnation hole, MK 10-73, was drilled 4 kilometres northeast of the Money Knob deposit and intersected 6.1 metres of 0.6 g/t gold. The hole highlighted the untested exploration potential that still remains within the Company’s 145 square-kilometre property package.

  PFS work proceeded with all major contracts in place and the integration of individual work plans into the global PFS schedule.

  Detailed metallurgical testing programs were launched that include multiple heap leach column tests at top sizes of 12 mm, 38 mm, 152 mm and 457 mm; extensive bottle roll tests; preliminary tests for HPGR performance characterization; testing to characterize crushing and SAG milling performance; and mineralogical characterization to support the metallurgical studies.

  AngloGold Ashanti (U.S.A.) Exploration Inc., a subsidiary of AngloGold Ashanti Limited (“AngloGold”), exercised its right to maintain an 11.5039% equity interest in the Company through the private placement purchase of 230,764 common shares.

Livengood Project, Alaska

Resource Update

On April 11, 2011, the Company announced an updated global mineral resource estimate for the Money Knob deposit at its 100% controlled Livengood Gold Project near Fairbanks, Alaska. The independently prepared estimate has upgraded over 50% of the gold resource from the Company’s previously reported June 2010 resource model into the Measured category in all three principal gold cut-off grade categories (0.3 g/t, 0.5 g/t and 0.7 g/t), significantly improving the confidence level of the overall deposit.

Updated Livengood Resource Estimate

Using a 0.5 g/t gold cut-off, the Money Knob deposit now contains estimated Measured resources of 7.4 million ounces at an average grade of 0.83 g/t gold, Indicated resources of 3.2 million ounces at an average grade of 0.83 g/t gold and Inferred resources of 2.7 million ounces at an average grade of 0.79 g/t gold (see Table 1).

In addition, at a 0.7 g/t gold cut-off (which the Company envisions as a possible milling cut-off grade), the project contains Measured resources of 4.7 million ounces at an average grade of 1.07 g/t gold, Indicated resources of 2.0 million ounces at an average grade of 1.12 g/t gold and Inferred resources of 1.5 million ounces at an average grade of 1.11 g/t gold (Table 2). At a 0.3 g/t gold cut-off (which is approximately the average grade for the heap leach described in the Company’s November, 30, 2009 heap leach PEA study), the project contains Measured and Indicated resources of 15.3 million ounces at an average grade of 0.61 g/t gold and Inferred resources of 4.9 million ounces at an average grade of 0.54 g/t gold (Table 3).

While the latest resource estimate is comparable in size and grade to the previous June 2010 resource model, the focus of the 2010 Summer/Fall drill program was to conduct significant infill drilling to confirm the continuity and grade of the deposit. Given that over 50% of the total resource has been converted to the Measured category, the 2010 drill program was successful in adding significant confidence to the resource size and overall project development plan. The new data is also derived from a more rigorous modeling effort which further constrained the estimate to add confidence to higher grade areas of the deposit. This increased confidence level is critical in forming the basis of the Company’s potential mining plans, including the design of starter pits and the early mining phases of the project.

Table 1: April 2011 Livengood Resources (at 0.5 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.50	277	0.83	7.4
Indicated	0.50	120	0.83	3.2
Total M & I	0.50	397	0.83	10.6
Inferred	0.50	104	0.79	2.7

Table 2: April 2011 Livengood Resources (at 0.7 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.70	138	1.07	4.7
Indicated	0.70	55	1.12	2.0
Total M & I	0.70	193	1.08	6.7
Inferred	0.70	41	1.11	1.5

Table3: April 2011 Livengood Resources (at 0.3 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Measured	0.30	519	0.62	10.4
Indicated	0.30	258	0.59	4.9
Total M & I	0.30	777	0.61	15.3
Inferred	0.30	282	0.54	4.9

Resource Update Preparation

Reserva International, LLC., an independent contractor, prepared the updated mineral resource estimate which incorporates a total of 529 RC and 103 diamond core holes totalling 177,196 metres and having an average length of 280 metres, as well as 11 trenches with an average length of 38 metres. The April 2011 measured, indicated and inferred global mineral resource estimate for the Livengood deposit covers an area of approximately 4 square kilometres. The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques. Indicator variogram modeling was done on 10-metre composites. Statistical analysis indicated that lithological controls on mineralization are significant and consequently the resource model was heavily constrained by the lithological model developed by the Company. Spatial statistics indicate that the mineralization shows reasonable continuity within the range of anticipated operational cut off grades. Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit. In total, 138 measurements were used. Block density was assigned on the basis of the lithological model. The resource model, with blocks measuring 15 x 15 by 10 metres, was estimated using nine indicator thresholds. A change-of-support correction was imposed on the model assuming 5- x 5- x 10-metre selectable mining units. Classification was based on 3-pass interpolation using a different search radii and minimum sample and octant requirements established by an analysis of the variography. Measured and indicated classes were defined by these search criteria and the indicated-inferred boundary was defined using a combination of search parameters and kriging variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be larger than the current estimate.

Ongoing Drill Results

Final results for 2010 drilling were received in January 2011 and included data from an additional 27 holes. Infill holes drilled during the 2010 program were spaced at a 50-metre range in much of the Money Knob deposit, a density projected to allow conversion of a portion of the previously classified Indicated Resource to the Measured category. Figure 1 below shows the location of drilling at Money Knob, with the location of holes listed in Table 4.

In addition to confirming the continuity of mineralization, the 2010 drill program indicated opportunity in the following three areas:

1)	Higher Grade Zone at Depth

In addition to hole MK-RC-0470, several holes drilled beneath the current resource depth of 300 metres intersected a potential higher grade zone of mineralization. These include hole MK-RC- 0458 which intersected 112.8 metres of 2.6 g/t gold; hole MK-RC-0452 which intersected 189.0 metres of 1.0 g/t gold; and hole MK-RC-366 which intersected 83.8 metres at 1.1 g/t gold. Many holes also bottom in greater than 1.0 g/t gold and the new zone displays a unique geochemical association with antimony, arsenic and gold which is different from that of the main deposit. Although widely spaced, the deeper intersections together suggest a significant zone of mineralization at grades well above the deposit average of 0.83 g/t gold (at 0.5 g/t cutoff). Figure 1 shows the location of drill holes at Money Knob and the potential new area of high grade mineralization at depth.

The Company plans to carry out additional deeper in-fill and step-out core drilling to focus on testing the geometry, continuity and extent of this new deep zone of higher grade mineralization. Drilling commenced in February as part of a 45,000-metre drilling program planned for 2011.

2)	Higher Grades in Current Resource

Higher grade mineralization continues to be found within the existing Money Knob deposit that could form the basis of high-grade starter pits in a potential open-pit mining scenario. The latest result from the 2010 Drill Program to demonstrate this is in-fill hole MK-RC-0467 which intersected 71.63 metres of 2.47 g/t gold, including 15.24 metres of 9.11 g/t gold (see Table 4 below).

3)	District-wide Exploration Potential

The Company has also intersected 6.1 metres of 0.6 g/t gold in a single wildcat hole (hole MK-10- 73) which was drilled 4 kilometres northeast of the Money Knob Deposit. This intercept highlights the largely untested exploration potential that still remains on the Company’s 145- square-kilometre property package. In 2011, the Company will carry out approximately 10,000 metres of district-wide exploration drilling.

In the fall of 2010, the Company initiated a comprehensive development drill program consisting of condemnation and geotechnical work at sites being considered as locations for waste dumps, heap leach pads, tailings storage facilities and the process plant. This infrastructure characterization drilling uses track-mounted drill rigs.

Figure 1: Locations of new assay results from 2010 drilling received in January 2011 and the current cumulative grade thickness map. Grade thickness contours are plotted relative the collar locations shown, and the general area of potential higher grade mineralization at depth is shown by the dashed line.

Table 4: Significant New Livengood Intercepts from the 2010 Drilling Program received in January 2011*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste. Intercepts are interpreted to be approximate true thickness.

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area
MK-RC-0464	114.3	123.44	9.14	0.64	Olive Zone

MK-RC-0465	260.6	274.32	13.72	0.38	Sunshine, infill
	345.95	359.66	13.71	0.40

MK-RC-0467	132.59	204.22	71.63	2.47	Money Knob, infill
includes	132.59	147.83	15.24	9.11
	208.79	220.98	12.19	0.84
	225.55	254.51	28.96	1.07
	259.08	266.7	7.62	0.73

MK-RC-0467	300.23	318.52	18.29	0.64

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area
	324.61	336.8	12.19	1.11
includes	332.23	335.28	3.05	3.28

MK-RC-0468	96.01	118.87	22.86	0.91	Core Zone, infill
	147.83	164.59	16.76	0.66
	188.98	213.36	24.38	0.78
	309.37	329.18	19.81	0.85
	335.28	345.95	10.67	0.56
	350.52	370.33	19.81	0.69
	374.9	429.77	54.87	0.55

MK-RC-0469	201.17	219.46	18.29	0.92	Money Knob, infill

MK-RC-0470	181.36	199.64	18.28	0.95	Core Zone, infill
	208.79	216.41	7.62	0.93
	391.67	405.38	13.71	5.45

MK-RC-0471	4.57	38.1	33.53	0.66	Sunshine, infill
	41.15	71.63	30.48	1.27
includes	50.29	57.91	7.62	2.96

MK-RC-0472	115.82	138.68	22.86	0.89	Core Zone, infill, lost
	214.88	225.55	10.67	1.57

MK-RC-0473	33.53	44.2	10.67	1.39	Core Zone, infill
	56.39	77.72	21.33	0.36
	111.25	120.4	9.15	1.36
	214.88	230.12	15.24	0.50

MK-10-60	41.6	50.9	9.3	0.84	Core Zone, infill
	87.48	101.19	13.71	0.62
	124.05	144.5	20.45	0.83
	269.27	284.07	14.8	1.44

MK-10-65	49.78	61.72	11.94	0.42	Sunshine, infill
	113.39	147.83	34.44	0.53
	149.05	156.91	7.86	0.75
	160.8	174.19	13.39	0.78
	247.8	258.78	10.98	1.08

	From	To	Length	Gold
Hole ID	(metres)		(metres)	(g/t)	Area
MK-10-65	263.5	272.19	8.69	1.00
	292.3	299.92	7.62	2.85
includes	293.22	297.75	4.53	4.64
	304.5	312.73	8.23	6.29
includes	309.08	312.73	3.65	13.36
	332.54	347.06	14.52	0.48

MK-10-67	15.94	22.86	6.92	0.73	Sunshine, infill
	131.2	137.31	6.11	1.19
	143.56	218.39	74.83	0.99
	222.81	235.5	12.69	0.44
	275.54	286.21	10.67	0.58

MK-10-71	No significant intercepts				Moose Gulch, wildcat

MK-10-72	407.06	415.37	8.31	2.08	Money Knob

MK-10-73/73A	72.87	78.94	6.07	0.67	Moose Gulch, wildcat

MK-10-74	74.83	86.26	11.43	0.56	Tower Zone, infill
	137.02	142.7	5.68	2.23
	154.38	162.74	8.36	0.61
	192.63	198.4	5.77	1.73
	203.3	226.31	23.01	0.82
	260.08	277.98	17.9	0.57
	299.78	333.3	33.52	0.60

MK-10-75	No significant intercepts				condemnation/geotech

MK-10-76	No significant intercepts				condemnation/geotech

MK-10-77	99.67	116.65	16.98	0.42	Tower Zone
	137.7	145.39	7.69	1.32
	266.85	276.15	9.3	0.55
	281.97	296.27	14.3	1.00

MK-10-78	66.14	67.67	1.53	0.28	condemnation/geotech
	78.9	79.2	0.3	1.67
MK-10-79	no significant intercepts				condemnation/geotech

MK-10-80	no significant intercepts				District hydrologic test

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area
MK-10-82	14.02	45.72	31.7	0.77	Sunshine, infill
	50.44	68.89	18.45	0.51
	88.39	99.82	11.43	1.02
	103.39	126.39	23	0.93
	184.75	195.3	10.55	0.53
	210.46	248.11	37.65	0.44
	252.07	302.66	50.59	0.63
	308.4	335.82	27.42	0.66
	370.94	380.09	9.15	0.58
	387.95	398.37	10.42	0.49

MK-10-84	no significant intercepts				District hydrologic test

MK-10-85	no significant intercepts				District hydrologic test

MK-10-88	61.11	81.25	20.14	0.75	Olive Zone

The initial results from the 2011 Drilling Program have been received for the first 14 holes to be drilled. Six of these holes exhibit thick intervals of relatively high grade, highlighting the potential for areas with higher grade within the existing Money Knob deposit. Highlights from this drilling are:

  Hole MK-RC-0477: 94.5 m @ 1.94 g/t gold from 195.1-289.6 m (infill, Core Zone)

  Hole MK-RC-0489: 53.3 m @ 1.97 g/t gold from 295.7-349 m (step out, SW Zone)

  Hole MK-RC-0480: 45.7 m @ 2.07 g/t gold from 219.5-265.2 m (infill, Core Zone, to be deepened by coring)

  Hole MK-RC-0481: 68.6 m @ 1.36 g/t gold from 144.7-213.4 m (infill, Core Zone)

  Hole MK-RC-0478: 79.3 m @ 1.21 g/t gold from 149.4-228.6 m (infill, Core Zone, to be deepened by coring)

  Hole MK-RC-0474: 117.3 m @ 1.34 g/t gold from 173.7-291.1 m (infill, Core Zone)

The drilling also added information in the Oxide Resource and the Southern Core and SW Zones.

Infill Drilling of Oxide Resource

Out of the 14 holes drilled, four holes targeted oxide mineralization in the eastern Core Zone and Sunshine areas (RC holes MK-RC-0474, -0482, -0486, and -0490; see Fig. 2 and Table 5). Apart from hole MK-RC-0474, which intersected significantly better mineralization in terms of grade and thickness (117.3 m at 1.34 g/t gold), intersections in these holes are comparable to their previously drilled peers.

Southern Core and SW Zones

The remainder of the 2011 infill holes drilled to date in the southern Core zone, with the exception of hole MK-RC-0481, ended in mineralization that remains open at depth. The majority of holes displayed the same geochemical signature of gold-arsenic-antimony typical of the deep, higher grade intersections in the SW zone from drilling in 2010 (holes shown in blue in Figure 2). In addition, similar gold-arsenic-antimony mineralization was penetrated in the SW Zone in hole MK-RC-0489, which expands the body of mineralization 100 metres southeast from Hole MK-RC-0345 (128.0 m at 1.32 g/t gold).

Core holes currently being drilled, or where assays remain pending, are testing the areas beneath the 1.94 g/t gold intersection at the end of hole MK-RC-0477, the 2.07 g/t gold intersection at the bottom of hole MK-RC-0480, and 75 metres to the south of hole MK-RC-0458 (which intercepted 112.8 m grading 2.63 g/t ton gold). Additional deep core holes will be drilled in the southern Core zone during the remainder of the Winter 2011 program.

Figure 2: Plan map showing locations of the initial 14 drill holes from the 2011 Winter Drill Program, cumulative grade thickness contoured on collars. The location of drill holes from 2010 drilling with distinctive Au-Sb-As mineralization and significant intervals of higher (>1g/t gold) are indicated by blue hole numbers.

Table 5: Significant new intercepts from the 2011 Drill Program*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

	From	To	Length
Hole	(metres)	(metres)	(metres)	Gold (g/t)	Area
MK-RC-0474	115.82	131.06	15.24	0.49	Core Zone, Infill
	132.59	164.59	32	0.66
	173.74	291.08	117.34	1.34
includes	182.88	193.55	10.67	1.77
includes	243.84	252.98	9.14	2.01
includes	260.6	268.22	7.62	2.31
includes	274.32	280.42	6.1	9.97
	344.42	365.76	21.34	0.40

MK-RC-0475	204.22	224.03	19.81	1.32	Core Zone, infill, pre-collar
includes	207.26	220.98	13.72	1.68
	228.6	246.89	18.29	0.85

MK-RC-0476	150.88	192.02	41.14	2.17	Core Zone, infill, pre-collar
includes	150.88	164.59	13.71	3.04
includes	178.31	185.93	7.62	2.79
	210.31	225.55	15.24	1.41
includes	210.31	214.88	4.57	2.42
	227.08	237.74	10.66	0.74
	243.84	254.51	10.67	0.56

MK-RC-0477	152.4	190.5	38.1	2.18	Core Zone, infill, pre-collar
includes	161.54	184.4	22.86	3.22
	195.07	289.56	94.49	1.94
includes	205.74	230.12	24.38	2.85
includes	236.22	243.84	7.62	2.37
includes	248.41	251.46	3.05	3.95

MK-RC-0478	83.82	100.58	16.76	1.59	Core Zone, infill, pre-collar
includes	85.34	92.96	7.62	2.96
	149.35	228.6	79.25	1.21
includes	149.35	155.45	6.1	2.12
includes	166.12	175.26	9.14	1.53
includes	184.4	187.45	3.05	3.29

	From	To	Length
Hole	(metres)	(metres)	(metres)	Gold (g/t)	Area
includes	190.5	196.6	6.1	3.19
	231.65	283.46	51.81	0.88

MK-RC-0479	44.2	54.86	10.66	2.57	Core Zone, Infill
includes	44.2	47.24	3.04	7.77
	144.78	161.54	16.76	1.43
includes	152.4	160.02	7.62	2.34
	166.12	284.99	118.87	0.87
includes	193.55	196.6	3.05	4.14
includes	240.79	245.36	4.57	2.39
	286.51	298.7	12.19	0.54
MK-RC-0480	91.44	112.78	21.34	1.08	Core Zone, infill, pre-collar
	118.87	124.97	6.1	0.37
	137.16	178.31	41.15	0.90
	181.36	214.88	33.52	0.54
	219.46	265.18	45.72	2.07

MK-RC-0481	76.2	86.87	10.67	1.63	Core Zone, Infill
	96.01	105.16	9.15	0.71
	144.78	213.36	68.58	1.36
includes	150.88	160.02	9.14	1.79
includes	192.02	198.12	6.1	2.08
includes	205.74	211.84	6.1	1.70
	217.93	233.17	15.24	2.44
includes	222.5	231.65	9.15	3.74
	234.7	263.65	28.95	1.25
includes	243.84	249.94	6.1	2.42
	269.75	333.76	64.01	1.34
includes	269.75	275.84	6.09	2.36
includes	304.8	307.85	3.05	6.99
includes	312.42	315.47	3.05	4.07
	339.85	368.81	28.96	0.62
	385.57	391.67	6.1	1.05

MK-RC-0482	304.8	321.56	16.76	0.41	Core Zone, Infill
	326.14	353.57	27.43	0.75

MK-RC-0483	no significant intercepts				SW Zone

MK-RC-0484	199.64	213.36	13.72	0.53	SW Zone

	From	To	Length
Hole	(metres)	(metres)	(metres)	Gold (g/t)	Area

MK-RC-0486	3.05	30.48	27.43	0.67	Sunshine Zone
	38.1	67.06	28.96	0.79
	71.63	83.82	12.19	0.56
	103.63	132.59	28.96	1.09
includes	111.25	120.4	9.15	1.40
includes	124.97	128.02	3.05	3.55
	152.4	181.36	28.96	0.37
	205.74	211.84	6.1	0.97

MK-RC-0489	99.06	108.2	9.14	0.99	SW Zone
	152.4	164.59	12.19	0.61
	176.78	184.4	7.62	0.41
	188.98	195.07	6.09	1.08
includes	188.98	192.02	3.04	1.83
	224.03	256.03	32	0.96
includes	242.32	245.36	3.04	4.75
	274.32	280.42	6.1	2.20
includes	274.32	278.89	4.57	2.72
	295.66	349	53.34	1.97
includes	297.18	300.23	3.05	1.62
includes	315.47	344.42	28.95	2.92

MK-RC-0490	13.72	28.96	15.24	1.11	Sunshine Zone
	39.62	59.44	19.82	1.43
includes	39.62	42.67	3.05	4.10
includes	51.82	57.91	6.09	1.64
	73.15	100.58	27.43	0.57
	176.78	199.64	22.86	0.34

Pre-feasibility Study

Optimization studies for Livengood mine and process design, metallurgy, and environmental characterization were advanced during the period as part of the PFS.

This work is being conducted by key contractors in the Pre-feasibility Study Team, including:

  FL Smidth of Salt Lake City, Utah, for metallurgical engineering and design of processing plants;

  Knight Piesold & Co. of Denver, Colorado, for direction of studies on site location, geotechnical characterization and design of waste rock storage, heap leach pad, tailings storage facilities, and water storage reservoirs;

  Mine Development Associates of Reno, Nevada, for mine engineering design;

  SRK Consulting of Denver, Colorado , for pit geotechnical design, groundwater hydrogeology and rock geochemistry studies; and

  MTB Project Management Professionals, Inc. for project management and integration support.

Substantial metallurgical test work was initiated during this reporting period as core developed from the 2010 drilling became available for preparation of metallurgical composite samples. A group of 27 column leach tests at 12.5 mm top size completed leaching at the end of February 2011. A run-of-mine (ROM) sample was excavated at the site for larger size column leach tests, and column leach tests were prepared for top sizes of 12.5 mm, 38 mm, 152 mm and 457 mm. Leaching of the ROM columns began in March 2011. An additional set of columns have been prepared from PQ size core materials from the oxide areas of the Core and Sunshine zones, which will add another 46 columns to the heap leaching test data. The PQ materials were processed for both the heap leach columns and the test material for preliminary characterization of HPGR performance, SAG milling performance, crushing performance, and for advanced testing to design the metallurgical performance of the oxide processing plant. Metallurgical testing is being conducted by McClelland Laboratories and by Resource Development Inc.

FL Smidth (FLS) developed process flow sheets for the metallurgical testing program which will produce data to support the process plant design. Working from the extensive metallurgical data already available for Livengood, FLS has prepared preliminary material balance and flow diagrams for the process plant. The topography of the area around the Money Knob deposit was evaluated and potential process plant sites have been identified for geotechnical characterization, with drilling beginning in March 2011.

Knight Piesold has provided field supervision of drilling operations for geotechnical characterization of potential infrastructure sites. The two geotechnical drill rigs were operated beyond the end of the resource drilling program up to December 15, 2010. Based on the preliminary results of drilling, planning for additional geotechnical characterization during 2011 was developed, and one core rig is continuing the infrastructure investigations during the 2011 winter season.

SRK Consulting completed hydro-geologic testing in November 2010 and prepared a draft report on the Livengood open-pit hydrology. Pit geotechnical work was initiated with review of an updated model of the Money Knob major structural features and existing geotechnical core logging data. Rock samples were submitted for rock mechanics testing and results were received this period. A program of pit geotechnical core holes was developed and the first hole has been drilled to a depth of 200 metres. Initial results have been received on the acid-base character of the Livengood rock units and have been used as the basis for development of a comprehensive plan for waste rock characterization.

Augmentation of Development Team

ITH has continued to strengthen its technical management structure with the Fairbanks development team expanded to 10 people. Staff additions during the period included the following:

  Tom Irwin was appointed Livengood Construction Manager responsible for project design. Mr. Irwin brings a breadth of experience to ITH as a former General Manager of the Ft. Knox mine in Fairbanks, a former Commissioner of the Alaska Department of Natural Resources and as a respected member of the Fairbanks community, which will enhance the Livengood Project.

  Other additions to the Project Team include Debbie Evans as Financial Controller, Don Quillman as Project Safety Officer, Steve Newkirk as Project Geologist and Jane Kennedy as Fairbanks Office Manager.

All are long-time Alaska residents with substantial experience in different aspects of the Alaska mining industry and extensive credibility with the Fairbanks community and the State of Alaska.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A and has approved the disclosure herein. Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a graduate geological engineer with an MS degree in mining engineering. He is a member of the AusIMM (Australia) and the Southern African Institute of Mining and Metallurgy (South Africa). Mr. Brechtel has supervised the preparation of some of the technical and economic information that forms the basis for this MD&A and has approved the disclosure herein. Mr. Brechtel is not independent of ITH, as he is the COO, and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Financing Activities

AngloGold Ashanti (U.S.A.) Exploration Inc., a subsidiary of AngloGold Ashanti Limited (“AngloGold”), exercised its right to maintain an 11.5039% equity interest in the Company through the purchase of 230,764 common shares. Since August 11, 2010, AngloGold’s equity interest has been diluted by virtue of the Company’s issuance of shares principally due to the exercise of incentive stock options expiring in early 2011.

As a consequence of AngloGold’s election to exercise its “top-up” right, the Company sold to AngloGold, on a private placement basis, an aggregate of 230,764 common shares at a price of $8.13 per share (reflecting the 5-day volume-weighted average price of the Company’s common shares on the TSX preceding February 16, 2011, less the maximum allowable discount of 15% as required by the provisions of the “top-up” right) for gross proceeds of $1,876,111.

The private placement closed on March 24, 2011. The common shares issued in the private placement are subject to a hold period in Canada expiring on July 25, 2011. The net proceeds from the private placement are anticipated to be used by the Company for continued work on the Livengood Gold Project in Alaska and for general working capital.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “1933 Act”), or any state securities laws, and are being issued pursuant to exemptions from registration requirements.

Use of Financing Proceeds

The Company closed a bought deal short form prospectus and a private placement financing announced September 28, 2010 (the “Offering”) on November 10, 2010. The Company intends to use the net proceeds from the two financings for continued work on its Livengood Gold project in Alaska and for general working capital purposes. The “Use of Proceeds” plan contained in the Company’s short form prospectus dated November 5, 2010, projected total Livengood project expenditures dating from September 1, 2010 (beginning of Q2 for the Fiscal Year ending May 31, 2011) to May 31, 2014. Included in the Use of proceeds plan were the items listed in Table 6.

Table 6 - Components of the ITH net proceeds accounting from September 1, 2010

Cash at September 1, 2010	$31,200,000
Gross proceeds of the Offering	65,000,000
Gross proceeds of the Over-Allotment Option (exercised in full)	9,750,000
Gross Proceeds from Private Placement	30,625,000
Less:
Underwriters Commission and Offering Cost	(3,737,500)
Offering Costs	(100,000)

Net Proceeds	$132,737,500

Table 7 compares the total planned and estimated actual expenditures for the Use of Proceeds for the periods Q2 and Q3.

Table 7 - Comparison of total planned (2011-2014), total plan (year ended May 31, 2011) and estimated actual
Use of Proceeds (CAD) to date by ITH in Q2 and Q3 of the Fiscal Year ended May 31, 2011.

		Total Plan	Actual*	Variance
	Total Plan	Year Ended	Q2 & Q3 to	Year Ended
Project Cost Center	(2011-2014)	May 31, 2011	date	May 31, 2011

Project administration	$31,101,700	$3,413,500	$1,399,360	$(2,014,140)
Geological and field operations	67,136,000	22,448,800	16,106,239	(6,342,561)
Metallurgical studies	6,883,400	1,469,500	535,434	(934,066)
Infrastructure and engineering	8,887,400	1,221,900	1,552,383	330,483
Environmental and community engagement	14,431,300	2,452,100	1,253,740	(1,198,360)
Mining studies	2,415,400	194,200	92,120	(102,080)
Project integration	1,882,300	-	-	-

Subtotal	132,737,500	31,200,000	20,939,276	(10,260,724)

Offering costs	-		502,208	502,208

Total	$132,737,500	$31,200,000	$21,441,484	$(9,758,516)

*Unaudited Livengood Project Reporting

The Table 7 variance from the total plan year ended May 31, 2011 is primarily due to timing. Comparison of Actual Use of Proceeds was 67% of the plan for the year ended March 31, 2011, compared to the plan rate which projected 65% at the end of Q3 2011. The remainder of planned expenditure for Q4 2011, at $9.8 million, is 90% of the amount for Q4 but is projected to be sufficient given that field operations must be suspended for the period April 15 - June 1 due to the snow melt. Progress on the planned activities scheduled for the current year is on schedule, and the planned completion of the PFS project at the end of calendar year 2011 remains accurate. Project administration expenditures are below the planned rate, but were adequate for the needs of the project. Geological and field operations achieved higher rates of drill productivity, and were extended beyond the typical winter shutdown date by an additional 1 1/2 months to accelerate infrastructure geotechnical investigations. This required 10% greater expenditure than the plan, but is expected be on plan at the end of Q4. The acceleration/extension has added confidence that the infrastructure characterization, which is a critical path item in the PFS, will be on schedule. Metallurgical expenditures were below plan for Q2 and Q3 due to timing of metallurgical testing, but are projected to reach plan by the end of Q4. Infrastructure and engineering work has been accelerated to assure delivery of the PFS requirements and will require an increase above the planned expenditure. Environmental and community engagement is on schedule, but has required less expenditure than planned, which will accommodate the increased expenditure required for the infrastructure investigations. Expenditure for mining studies was 73% of the plan for the end of Q3, but is projected to be on plan at the end of Q4 as completion of a new resource model allows mine design work to go forward. No expenditure was planned for project integration in current year. Offering costs were higher than expected due to the length of time involved in filing the final short form prospectus.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Livengood property interests (which is an advanced stage exploration project, but with no known reserves), the following risk factors, among others, will apply:

          Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          While the Livengood project has estimated measured, inferred and indicated resources identified, there are no known reserves on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

          Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

          Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

          Acquisition of Mineral Claims under Agreements: The agreements pursuant to which the Company has the right to acquire interests in a number of its properties at Livengood provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

          Proposed Amendments to the United States General Mining Law of 1872: In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”). If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands (which includes certain of the mining claims at Livengood), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse affect on the Company’s cash flow, results of operations and financial condition.

          Uncertainties Relating to Unpatented Mining Claims: Some of the mining claims at the Livengood property are federal or Alaska State unpatented mining claims. There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the applicable US federal and Alaska state mining laws. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law. Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal or Alaska State governments. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

          Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

          No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

          Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

          Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

          Recent market events and conditions: From 2007 into 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slowdown in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

          While these conditions appear to have improved slightly in 2010, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

          General economic conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

          Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the preparation of a feasibility study and, if a production decision is made, the construction of a mine at Livengood. The completion of a feasibility study, and any construction of a mine at Livengood following the making of a production decision, will therefore depend upon the Company’s ability to obtain financing through the sale of its equity securities, a possible joint venturing of the project or the securing of significant debt financing. There is no assurance that the Company will be successful in obtaining the required financing to complete a feasibility study or construct and operate a mine at Livengood (should a production decision be made). Failure to raise the required funds could result in the interest of the Company in the Livengood project being significantly diluted, or lost altogether or the Company being unable to complete a feasibility study or construct a mine at Livengood (following any production decision that may be made).

          Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Livengood with the possible loss of its interest in such property.

          Dilution to the Company’s existing shareholders: The Company may require additional equity financing be raised in the future. The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

          Increased costs: Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

          Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

          Currency Fluctuations: The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

          Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

          Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

          Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

          Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

          Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood project into production.

          Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

          Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

          Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

          Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

          ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH. U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Selected Financial Information

Selected Annual Information

The Company’s interim consolidated financial statements for the nine months ended February 28, 2011 (the “Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Company’s audited consolidated financial statements for the year ended May 31, 2010 and should be read in conjunction with those statements. Selected annual financial information appears below.

	May 31, 2010	May 31, 2009	May 31, 2008
	$	$	$
Description	(annual)	(annual)	(annual)
Operations:
Interest Income	$116,936	$126,402	$603,094
Consulting (including stock-based compensation)	4,811,853	1,847,672	293,270
Property investigation	478	120,194	110,809
Wages and benefits (including stock- based compensation)	7,647,869	3,239,448	1,087,172
Investor relations (including stock- based compensation)	1,444,927	774,680	782,650
Foreign exchange gain (loss)	(7,257)	181,558	116,912

Loss for the year	(17,868,326)	(9,773,923)	(2,420,090)
Loss per share	$(0.30)	$(0.22)	$(0.06)
Balance sheet:
Cash	$43,460,324	$32,489,341	$10,859,942
Total Current Assets	44,218,447	32,845,989	11,325,201
Mineral Properties – continuing operations	41,849,485	22,363,153	13,970,149
Mineral Properties – discontinued operations	12,245,690	11,054,413	9,181,079
Long term financial liabilities	-	-	-
Cash dividends	-	-	-

Nine months Ended February 28, 2011 and Transfer of Net Assets

The Company ended the second quarter with $119,264,206 of cash and cash equivalents. The Company spent $25,584,039 (2010 - $15,261,267) in exploration costs, used $5,398,913 (2010 -$3,266,880) in operating activities, and raised $110,316,892 (2010 - $8,058,732) through the issuance of common shares, net of costs. Stock-based compensation expense of $3,063,947 (2010 - $810,349) in the nine month period was due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted in the first quarter to employees and consultants.

Discontinued Operations and Transfer of the Nevada and Other Alaska Business under the Arrangement

On August 26, 2010, the Company completed the arrangement under the Plan of Arrangement (“Arrangement”) pursuant to which it transferred its other existing Alaska (other than the Livengood project) and Nevada assets to a new public company, Corvus Gold Inc. (“Corvus”).

Under the Arrangement, each shareholder of the Company received one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement as a return of capital and exchanged each existing common share of ITH for a new common share of ITH. The “new” ITH common shares are identical in every respect (other than CUSIP number) to the “old” ITH common shares. ITH has transferred its wholly-owned subsidiaries, Raven Gold Alaska Inc. (“Raven Gold”), incorporated in Alaska, and Talon Gold Nevada Inc. (“Talon Nevada”), incorporated in Nevada to Corvus. As a result of the Arrangement, there was an effective spin-out by ITH of certain of its mineral properties, being Chisna, West Pogo, Terra and LMS in Alaska, and North Bullfrog in Nevada (the “Spin-out Properties”), (together the “Nevada and Other Alaska Business”) to Corvus.

The Company did not realize any gain or loss on the transfer of the Nevada and Other Alaska Business, which was comprised of a working capital contribution of $3,300,000 in cash and the other Nevada and Other Alaska Business assets and liabilities as at the effective date of the Arrangement. Costs of the Arrangement, comprised principally of legal and regulatory expense, amounted to $500,102 during the nine month period.

As a result of the Arrangement being completed, the Company has accounted for results related to the Nevada and Other Alaska Business up to the effective date of the Arrangement as discontinued operations (see below) and as a result the balance sheet of the Company at February 28, 2011 excludes the assets and liabilities related to the discontinued operations and reflects the decreased deficit which arises on the transfer of the Nevada and Other Alaska Business assets to Corvus, consequently, there are significant differences when compared to the quarter ended May 31, 2010. Due to the ongoing exploration at Livengood and the transfer of $3.3 million in cash and the Nevada and Other Alaska Business to Corvus, the net assets of the Company have decreased by approximately $10 million.

The Company has, in accordance with CICA 3475, “Disposal of Long-lived Assets and Discontinued Operations”, accounted for the financial results associated with the Nevada and Other Alaska Business up to the date of the Arrangement as discontinued operations in its financial statements and has reclassified the related amounts for the current and prior period.

The amount recognized as loss from discontinued operations includes the direct operating results of the Nevada and Other Alaska Business and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Spin-out Properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of the Company’s financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the nine month periods ended February 28, 2011 and 2010. Included therein is $756,202 (2010 - $280,156) of stock-based compensation charges:

	Nine Months ended February 28,
	2011	2010

Administration	$1,780	$7,415
Charitable donations	5,413	6,526
Consulting fees	265,721	122,193
Foreign exchange gain	(20,318)	(17,370)
Insurance	10,099	30,124
Investor relations	130,737	152,170
Office and miscellaneous	7,214	24,502
Professional fees	40,741	106,701
Property investigations	291	287
Regulatory	3,816	61,679
Rent	5,302	21,718
Telephone	2,418	4,962
Travel	5,625	30,887
Wages and benefits	475,318	898,512
Loss from discontinued operations	$934,157	$1,450,306

The transfer of the assets is summarized in the table below:

	August 25, 2010	May 31, 2010

Cash and cash equivalents	$1,203,240	$-
Accounts receivable	199	97
Prepaid expenses	3,200	13,566
Mineral Properties	12,392,408	12,245,690
Accounts payable	(773,264)	(46,959)
Net assets transferred to Corvus	$12,825,783

The following is a summary of quarterly results from the Company’s unaudited consolidated financial statements reflects information relating to continuing operations:

Three months ended February 28	2011	2010

Interest income	$269,602	$28,488
Stock-based compensation	-	780,540
Net loss from continuing operations	(1,363,197)	(3,373,101)
Basic and diluted loss per common share from continuing operations	$(0.02)	$(0.06)

As at	February 28, 2011	May 31, 2010

Working capital from continuing operations	$117,462,299	$42,978,784
Total assets from continuing operations	$189,458,844	$86,134,309
Total liabilities from continuing operations	$2,833,897	$1,226,000
Share capital	$211,391,328	$124,277,370

Nine Months ended February 28, 2011 Compared to Nine Months ended February 28, 2010

For the nine months ended February 28, 2011, the Company had loss from continuing operations of $7,683,826, as compared to loss of $6,502,424 in the comparative period of the prior year. The increased loss of $1,181,402 in the current period was due to a combination of factors discussed below.

General and administrative (operating) expenses for the period totalled $7,881,412 compared to $4,265,878 in 2010. These figures combine the Company’s continued and discontinued operations as overall expense categories and are best understood on a combined basis for this quarter due to the timing of the Arrangement transaction late in the first quarter on August 25, 2010. As discussed above, operating costs were allocated to Corvus on the basis of the ratio of Spin-out Properties book values to the book values of all properties during the quarter and up to the date of the Arrangement transaction. For the period ended February 28, 2011, 19.8% of eligible costs from June 1 to the date of the Arrangement were allocated to Corvus.

		Allocated to
Nine months ended February 28, 2011	Combined	Corvus	Net to ITH

Consulting fees	$1,562,082	$(265,721)	$1,296,361
Administration	28,863	(1,780)	27,083
Property investigation	2,575	(291)	2,284
Charitable donations	58,843	(5,413)	53,430
Amortization	21,795	-	21,795
Insurance	173,228	(10,099)	163,129
Office and miscellaneous	218,921	(7,214)	211,707
Professional fees	497,018	(40,741)	456,277
Regulatory	103,655	(3,816)	99,839
Rent	124,563	(5,302)	119,261
Investor relations	1,108,457	(130,737)	977,720
Telephone	38,341	(2,418)	35,923
Wages / benefits	4,773,285	(475,318)	4,297,967
Travel	124,261	(5,625)	118,636

Subtotal	8,835,887	(954,475)	7,881,412
Interest income	(357,281)	-	(357,281)
Unrealized gain on held for trading investment	(329,000)	-	(329,000)
Spin-out (cost) recovery	500,102	-	500,102
Foreign exchange loss (gain)	(31,725)	20,318	(11,407)

	$8,617,983	$(934,157)	$7,683,826

		Allocated to
Nine months ended February 28, 2010	Combined	Corvus	Net to ITH

Consulting fees	$475,633	$(122,193)	$353,440
Administration	28,863	(7,415)	21,448
Property investigation	1,471	(287)	1,184
Charitable donations	25,399	(6,526)	18,873
Amortization	22,062	-	22,062
Insurance	117,255	(30,124)	87,131
Office and miscellaneous	99,812	(29,464)	70,348
Professional fees	414,097	(106,701)	307,396
Regulatory	240,085	(61,679)	178,406
Rent	84,536	(21,718)	62,818
Investor relations	592,320	(152,170)	440,150
Telephone	14,353	-	14,353
Wages / benefits	3,497,443	(898,512)	2,598,931
Travel	120,225	(30,887)	89,338

Subtotal	5,733,554	(1,467,676)	4,265,878
Foreign exchange loss (gain)	(30,437)	17,370	(13,067)
Interest income	(87,293)	-	(87,293)
Write-off mineral properties	2,385,656	-	2,385,656
Unrealized gain on held for trading investment	(48,750)	-	(48,750)

	$7,952,730	$(1,450,306)	$6,502,424

During the nine months ended February 28, 2011, some expense categories increased significantly when compared with the comparative period of the prior year.

Consulting fees increased to $1,296,361 (2010 - $353,440) mainly due to SBC expense of $1,010,894 during the current period compared to $nil in the comparative of the prior year. This is offset by a decrease in consulting personnel costs and a non-recurring consulting agreement which affected the comparative period in 2010.

Professional fees increased to $456,277 (2010 - $307,396) mainly due to SBC expenses of $72,951 during the current period compared to $nil in the comparative of the prior year. As well, the Company increased its audit accrual in the current period by approximately $49,000 in anticipation of the increased disclosure requirements due to the Arrangement. There was also an increase in accounting personnel which increased the professional fees in the current period by approximately $25,000.

Wages and benefits increased to $4,297,967 (2010 – $2,598,931) as a result of SBC expense of $1,667,455 during the current period compared to $653,563 in the comparative period of the prior year. The additional increase was due to higher labour costs per person combined with additional personnel and officers being hired in the current period. Insurance costs increased to $163,129 (2010 – $87,131) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway at Livengood. Travel expenses increased to $118,636 (2010 -$89,338) due to increase in personnel and increase in activities in Livengood.

Investor relations expenses increased to $977,720 (2010 - $440,150) due to SBC expense of $312,647 during the current quarter compared to $156,786 in the comparative quarter of the prior year. The additional increase of $381,709 was due to a combination of an increase in the number of personnel, an increase in investor relations-related travelling, an increase in the number and amount of mail-outs, printing and reproduction due to the Company’s increased effort in fully informing the investment community during the Arrangement process.

Regulatory expenses decreased to $99,839 (2010 - $178,406) mainly due to the cost of original listing fee to the TSX in the comparative period of prior year. Office expenses increased to $211,707 (2010 -$70,348) for additional expenses on Alaska’s office and software purchased. Rent increased to $119,261 (2010 - $62,818) and telephone expenses increased to $35,923 (2010 - $14,353) due to additional expenses incurred in the Alaska office.

Other expenses categories which reflected only moderate change period over period were charitable donations of $53,430 (2010 - $18,873), property investigation expenses of $2,284 (2010 - $1,184) and administration expenses of $27,083 (2010 - $21,448).

Other items amounted to a gain of $197,586 compared to a loss of $2,236,546 in the same period of the prior year. The decreased loss in the current period resulted from an increase in interest income of $357,281 (2010 – $87,293) due to the Company having a stronger cash position. There was an additional expense of $500,102 related to legal and regulatory costs of the Arrangement in the current period compared to $nil in the comparative period of the prior year. The additional expense was offset by the write-off mineral property expenses of $2,385,656 in the comparative period of prior year. The changes in foreign exchange gain of $11,407 (2010 – $13,067) and the unrealized gain on held for trading investments of $329,000 (2010 - $48,750) are both the result of factors outside of the Company’s control.

Three Months ended February 28, 2011 compared to Three Months ended February 28, 2010

The Company incurred a net loss of $1,363,197 for the quarter ended February 28, 2011, compared to a net loss of $3,904,755 in the same period of the prior year. Besides stock-based compensation of $nil (2010 - $780,540), the decrease in the net loss was due mainly to the following:

Consulting fees increased to $122,710 (2010 - $41,143), partially due to meeting fees paid to directors amounting to $6,500 in the current period as compared to $nil in the comparative period of the prior year. As well, there was an increase in consulting personnel in the current period compared to the same period in the prior year.

Professional fees increased to $152,383 (2010 - $107,535) due to the Company increasing its audit accrual in the current period by approximately $6,000. There was also an increase in accounting personnel and related charge-out rates which increased the professional fees in the current period by approximately $39,000.

Wages and benefits decreased to $688,685 (2010 – $993,433) as a result of SBC expense of $nil during the current period compared to $653,563 in the comparative period of the prior year. The remaining increase was due to higher labour costs per person combined with additional personnel and officers being hired in the current period. Insurance costs increased to $63,559 (2010 – $31,742) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway at Livengood. Travel expenses increased to $61,148 (2010 -$31,466) due to increase in personnel and increase in activities in Livengood.

Investor relations expenses increased to $208,791 (2010 - $198,035) due to SBC expense of $nil during the current quarter compared to $126,977 in the comparative quarter of the prior year. The additional increase of $137,733 was due to a combination of an increase in the number of personnel, an increase in investor relations-related travelling, an increase in the number and amount of mail-outs, printing and reproduction due to the Company’s increased effort in fully informing the investment community during the Arrangement process.

Regulatory expenses decreased to $9,966 (2010 - $156,553) mainly due to the cost of the original listing fee to the TSX in the comparative period of prior year. Office expenses increased to $77,314 (2010 - $22,026) for additional expenses on Alaska’s office. Rent increased to $47,747 (2010 -$21,484) and telephone expenses increased to $13,708 (2010 - $5,855) due to additional expenses incurred in the Alaska office.

Other expenses categories which reflected only moderate change period over period were charitable donations of $11,931 (2010 - $9,461), amortization expenses of $8,410 (2010 - $6,477) and administration expenses of $9,621 (2010 - $7,246).

Other items amounted to a gain of $112,617 compared to a loss of $1,740,461 in the same period of the prior year. The decreased loss in the current period resulted from an increase in interest income of $269,602 (2010 – $28,488) due to the Company having a stronger cash position. There was an additional expense of $54,655 related to legal and regulatory costs of the Arrangement in the current period compared to $nil in the comparative period of the prior year. This additional expense was offset by the write-off mineral property expenses of $1,809,434 in the comparative period of prior year. The changes in foreign exchange loss of $92,830 (2010 – $14,485 (gain)) and the unrealized loss on held for trading investments of $9,500 (2010 - $26,000(gain)) are both the result of factors outside of the Company’s control.

Stock-based compensation (“SBC”)

SBC charges for the period ended February 28, 2011 of $3,063,947 (2010 - $810,349) were allocated as follows:

	Before allocation		After Allocation
Nine months ended February 28, 2011	of SBC	SBC	of SBC

Investor relations	$665,073	$312,647	$977,720
Consulting	285,467	1,010,894	1,296,361
Wages and benefits	2,630,512	1,667,455	4,297,967
Professional fees	383,326	72,951	456,277
		$3,063,947

	Before allocation		After Allocation
Nine months ended February 28, 2010	of SBC	SBC	of SBC

Investor relations	$283,364	$156,786	$440,150
Wages and benefits	1,945,368	653,563	2,598,931
		$810,349

Supplemental Information:
Comparison to Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

	February 28,	November 30,	August 31,	May 31,
Description	2011	2010	2010	2010

Interest Income	$269,602	$27,142	$60,537	$29,643
Net loss for the period – continuing operations	(1,363,197)	(2,152,454)	(4,168,175)	(7,800,669)
Net loss for the period – discontinued operations	-	-	(934,157)	(2,114,927)
Net loss for the period	(1,363,197)	(2,152,454)	(5,102,332)	(9,915,596)
Basic and diluted loss per common share	(0.02)	(0.03)	(0.07)	(0.16)

	February 28,	November 30,	August 31,	May 31,
Description	2010	2009	2009	2009

Interest Income	$28,488	$32,077	$26,728	$13,697
Net loss for the period – continuing operations	(3,373,101)	(2,507,666)	(621,657)	(1,233,665)
Net loss for the period – discontinued operations	(531,654)	(679,950)	(238,702)	(1,934,865)
Net loss for the period	(3,904,755)	(3,187,616)	(860,359)	(3,168,530)
Basic and diluted loss per common share	(0.07)	(0.05)	(0.02)	(0.07)

The following discussion discusses the reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding. The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties (following the spin-out of its non-Livengood properties the Corvus, its only mineral property is the Livengood project), none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. The write-off of mineral properties can have a material effect on quarterly results as and when they occur (as, for example in the quarters ended November 30, 2009 and February 28, 2010). Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock option due to the resulting stock-based compensation charges which can be significant when they arise. This can be seen in the quarters ended May 31, 2009, February 28, 2010 and May 31, 2010). The payment of employee bonuses (which tend to be awarded in November/December), being once-yearly charges can also materially affect operating losses (as, for example, in the quarter ended November 30, 2009). General operating costs other than the specific items noted above tend to be quite similar from period to period, although they will increase quarter over quarter as the Company increases the number of employees as necessary to meet the requirements of its increased work at the Livengood project. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study for the Livengood projects.

As at February 28, 2011, the Company reported cash and cash equivalents of $119,264,206 compared to $43,460,324 at May 31, 2010. The increase of approximately $76 million resulted both from the completion of the Arrangement, pursuant to which $3.3 million in cash and the Spin-out Properties and associated expenses plus an allocation of administrative expenses, were transferred to Corvus, and from the expenditures on its Livengood project through the 2010-2011 exploration season. The Company continues to utilize its cash resources to fund the Livengood project exploration and administrative requirements. During the nine months ended February 28, 2011, the Company had changes in its cash position as the net result of share issuances in financing activities totalling $110,362,892 (2010 - $8,058,732) for the period, being issuances to AngloGold on a private placement basis for net proceeds of $4,717,281 (2010 - $3,264,998), a bought deal and non-brokered financings at $6.25 per share for net proceeds of $100,657,717 plus the issuance of shares upon the exercise of incentive stock options and warrants for proceeds of $7,053,142 (2010 - $787,139). Share issuance costs for the foregoing totalled $4,248,365 (2010 - $72,304). Offsetting this were investing activities comprised primarily of mineral property expenditures of $25,584,039 (2010 - $15,261,267), purchase of property and equipment of $79,317 (2010 - $35,613) and general operating costs of $5,398,913 (2010 - $3,266,880) during the period.

As at February 28, 2011, the Company had working capital of $117,462,299 compared to working capital of $42,945,488 at May 31, 2010. The Company expects that it will operate at a loss for the foreseeable future, but believes the current cash and cash equivalents will be sufficient for it to complete the planned exploration programs and pre-feasibility/feasibility study activities at Livengood, and its currently anticipated general and administrative costs, for the next 36 months to April 2014. However, the Company will require significant additional financing to continue its operations (including general and administrative expenses) beyond that date, particularly in connection with any post feasibility study activities at Livengood and the development of any mine that may be determined to be built at Livengood, and there is no assurance that the Company will be able to obtain the additional financing required on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work at Livengood, or unexpected results in connection with the ongoing work, could result in the Company being required to raise additional funds in order to complete the feasibility study.

Despite the Company’s success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Colorado, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There were no material changes in the Company’s specified contractual obligations (as disclosed in its annual MD&A dated August 23, 2010) during the nine months ended February 28, 2011 or up to the date of this MD&A other than in the normal course of business.

Transactions with Related Parties

During the three months ended February 28, 2011, the Company incurred the following related party expenditures. These figures do not include stock-based compensation.

Name	Relationship	Purpose of transaction	Amount

Steve Aaker	Director of the Company	Director’s fees	$7,500
Ronald Sheardown	Director of the Company	Director’s fees	$7,500
Anton Drescher	Director of the Company	Director’s fees	$7,000
Rowland Perkins	Director of the Company	Director’s fees	$500
Timothy Haddon	Director of the Company	Director’s fees	$7,000
Daniel Carriere	Director of the Company	Director’s fees	$7,000
Jeff Pontius	CEO of the Company	Wages & Benefits	$74,743
Carl Brechtel	President & COO of the Company	Wages & Benefits	$61,663
Lawrence Talbot	VP & General Counsel of the Company	Wages & Benefits	$12,500
Russell E. Myers	VP, Exploration of the Company	Wages & Benefits	$48,583
Winslow Associates Management and Communications Inc.	Company controlled by the CFO of the Company	Consulting	$22,500
Marla Ritchie	Corporate Secretary	Consulting	$2,000
Quatloo Investment Management Inc.	Company controlled by the VP, Corporate Communications of the Company	Investor relations	$113,000
Shirley Zhou	VP Corporate Communications (commenced January 11, 2011)	Investor relations	$26,051
Lawrence W. Talbot Law Corporation	Company controlled by VP & General Counsel of the Company	Professional fees	$45,834
Lawrence W. Talbot Law Corporation	Company controlled by VP & General Counsel of the Company	Spin-out costs	$33,333

Lawrence W. Talbot Law Corporation	Company controlled by VP & General Counsel of the Company	Share issuance costs	$33,333
Cardero Resource Corp.	Company with common officers and directors	Administration	$9,621
Cardero Resource Corp.	Company with common officers and directors	Rent	$6,386

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

The Company also entered into a private placement transaction with AngloGold as discussed under “Financing Activities”. This transaction is considered to be a related party transaction by virtue of the ownership by AngloGold of in excess of 10% of the Company’s outstanding common shares.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

While the Company is presently negotiating to acquire additional ground in the vicinity of the Livengood project, as at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the recoverability of mineral properties, the assumptions used in the determination of the fair value of financial instruments and SBC, allocation of administrative expenses to discontinued operations, and the determination of the valuation allowance for future income tax assets and accruals. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Convergence with International Financial Reporting Standards (“IFRS”)

In March 2009, the Canadian Accounting Standards Board reconfirmed in its second omnibus Exposure Draft that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. As the Company’s first fiscal year after January 1, 2011 commences June 1, 2011, the Company’s first IFRS statements will be the three month interim statements for the period ended August 31, 2011. The Company commenced its IFRS conversion project in 2009, and expects to be completed prior to May 2011.

The Company’s IFRS conversion project is being governed by members of the audit committee and the Board of Directors to monitor the progress and make critical decisions in the transition to IFRS, and to approve all transition policies. This project will consist of three main phases:

  Preliminary planning and scoping: This phase includes the development of a work plan and a review of the major differences between Canadian GAAP, IFRS, and the IFRS requirements based on their financial reporting impact, business impact and complexity.

  Assessment and design: This phase will involve determining the specific impacts to the Company based on the application the IFRS requirements. This will include the design and development of detailed solutions and work plans by each key area to address implementation requirements. In addition, impact analysis will be performed on all areas of business, including tax. Accounting policies will be finalized, first-time adoption exemptions will be considered, and a detailed implementation plan will be developed.

  Implementation: This phase will include implementing the required changes for IFRS compliance. All IFRS conversion impacts will be approved and finalized to allow for the conversion of tax policies and the preparation of opening IFRS balances.

Currently, the Company has completed the preliminary planning stage. During this phase of the conversion project it was determined that, due to the Company’s nature of business at this time, no significant differences between new IFRS requirements and the current application of Canadian GAAP were identified. The Company is now engaged in the assessment and design phase.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity. Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at February 28, 2011 was $119,264,206 of which $408,862 was held in US dollars.

The Company’s accounts receivables and payables at February 28, 2011 were normal course business items that are settled on a regular basis. The Company’s investment in Millrock Resources Inc. (‘Millrock”) and Ocean Park Ventures Corp. (“OPV”) were carried at quoted market value, and were classified as “held-for-trading” for accounting purposes. The Company has no current plans to dispose of any significant portion of its investments in Millrock and OPV.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of February 28, 2011.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended February 28, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Authorized and Issued capital stock:

Authorized	Issued	Value

500,000,000 common shares without par value	86,338,919	$213,865,489

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date

305,000	$ 3.15	May 20, 2011
250,000	$ 7.95	January 12, 2012
2,660,000	$ 7.34	April 14, 2012
1,430,000	$ 6.57	August 19, 2012
265,000	$ 9.15	January 10, 2013
4,910,000

Warrants Outstanding:

There were no share purchase warrants outstanding at the date of this MD&A.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.